09042964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 24 2009
Washington, DC
110

SEC FILE NUMBER
8-38635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
14497 N. Dale Mabry Highway, Suite 215
(No. and Street)

Tampa, FL 33618
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dwayne K. Calton
813-264-0440 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Raulerson, Coakley & Company, P.A., CPA's
(Name – *if individual, state last, first, middle name*)

600 W. Dr. Martin Luther King Jr., Blvd. Plant City, FL 33563
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dwayne K. Calton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., a Florida Corporation, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGE G. HARRINGTON, JR.
MY COMMISSION # DD 614492
EXPIRES: December 2, 2010
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Notary Public

Signature

Dwayne K. Calton - President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALTON & ASSOCIATES, INC.
TAMPA, FL
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND 2008

CALTON & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND 2008

TABLE OF CONTENTS

Raulerson, Coakley & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
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INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2009 and 2008, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2009 and 2008 , and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson Coakley & Co

Raulerson, Coakley & Company, P.A.
Plant City, Florida
November 18, 2009

FINANCIAL STATEMENTS

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2009 AND 2008

ASSETS

	2009	2008
ASSETS		
Cash	$ 3,891,658	$ 3,556,444
Investments	1,118,982	1,403,659
Receivables:		
Clearing agent	72,505	91,984
Commissions	188,583	272,513
Inventory	3,867	84,499
Property & equipment, net of accumulated depreciation	51,228	65,103
Deferred tax asset	94,009	-
Prepaid expenses	21,970	13,183
Deposits	208,738	210,484
Total assets	$ 5,651,540	$ 5,697,869

LIABILITIES AND SHAREHOLDERS' EQUITY

	2009	2008
LIABILITIES		
Accounts payable	$ 27,310	$ 17,355
Accrued expenses:		
Clearing agent	4,587	107,912
Commissions & wages	654,981	891,244
Profit sharing	130,134	135,075
Income taxes	9,017	21,850
Other accrued expenses	270,051	162,149
Total liabilities	1,096,080	1,335,585
SHAREHOLDERS' EQUITY		
Common stock:		
Class A: Voting and participating stock, $1 par; authorized 3,750 shares, issued 1,250 shares, 792 shares outstanding.	1,250	1,250
Class B: Non-voting and participating stock, $1 par; authorized 3,750 shares, issued 1,250 shares, 295 shares outstanding.	1,250	1,250
Additional paid in capital	252,460	252,460
Treasury stock	(2,296,127)	(2,160,900)
Retained earnings	6,596,627	6,268,224
Total shareholders' equity	4,555,460	4,362,284
Total liabilities and shareholders' equity	$ 5,651,540	$ 5,697,869

See accompanying auditors' report and notes to the financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
INCOME:		
Commissions on customer trading in:		
Direct Participation	$ 1,696,586	$ 3,183,497
Investment company shares	1,763,683	2,006,647
Insurance products	1,726,789	2,250,220
Municipal bonds	1,203,080	784,561
Other Commissions	3,346,011	2,710,409
Firm trading and investment gains	275,257	145,661
Dividend and interest income	376,081	375,743
Due diligence & other income	575,258	702,277
Total income	10,962,745	12,159,015
EXPENSES:		
Representatives' commissions and overrides	8,388,529	9,644,125
Clearing charges	382,237	362,359
Salaries and employee benefits	757,498	637,516
Communications expense	65,755	62,994
Occupancy and equipment costs	161,403	145,946
Other operating expenses	612,543	318,634
Depreciation and Amortization	15,000	22,781
Taxes other than income	84,173	89,639
Total expenses	10,467,138	11,283,994
Income before provision for income taxes	495,607	875,021
Income tax expense	167,204	327,129
Net Income	$ 328,403	$ 547,892

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2007	$ 2,500	$ 252,460	$ (1,820,937)	$ 5,720,332
Purchase of treasury stock	-	-	(339,963)	-
Net income for the year ended September 30, 2008	-	-	-	547,892
Balance at September 30, 2008	$ 2,500	$ 252,460	$ (2,160,900)	$ 6,268,224
Purchase of treasury stock	-	-	(135,227)	-
Net income for the year ended September 30, 2009	-	-	-	328,403
Balance at September 30, 2009	$ 2,500	$ 252,460	$ (2,296,127)	$ 6,596,627

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 328,403	$ 547,892
Adjustments to reconcile net income:		
Depreciation and amortization	15,000	22,781
Loss (gain) on sale of assets	-	238
Deferred tax expense (benefit)	(94,009)	5,126
(Increase) decrease in:		
Investments	284,677	(123,715)
Clearing agent receivable	19,479	263,824
Commissions receivable	83,930	11,039
Securities for sale	80,632	(42,641)
Prepaid expenses	(8,787)	873
Deposits	1,746	(8,702)
Other receivables	-	300
Increase (decrease) in:		
Accounts payable	(334,574)	34,427
Income tax payable	(12,833)	(368,799)
Other accrued expenses	107,902	229,238
Net cash (used for) provided by operating activities	471,566	571,881
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(1,125)	(22,774)
Net cash provided (used) by investing activities	(1,125)	(22,774)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury stock	(135,227)	(339,963)
Net cash provided by (used in) financing activities	(135,227)	(339,963)
Increase (decrease) in cash and cash equivalents	335,214	209,144
Cash and cash equivalents - beginning of the year	3,556,444	3,347,300
Cash and cash equivalents - end of the year	$ 3,891,658	$ 3,556,444

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2009	2008
Cash paid during the year for:		
Income taxes	$ 274,046	$ 690,346
Interest	$ 2,917	$ 0

See accompanying auditors' report and notes to financial statements

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Headquartered in Tampa, Florida, Calton & Associates, Inc. is a registered securities broker-dealer, a member of the Financial Industry Regulatory Authority (FINRA) and a Registered Investment Advisory firm with the Securities and Exchange Commission. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. The resulting commissions and clearing agent receivables are deemed to be fully collectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is not eligible to defer the implementation of FIN 48. Therefore, it recognizes and measures its unrecognized tax benefits in accordance with FIN 48. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when a event occurs that requires a change.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3: RESTRICTED CASH AND INVESTMENTS

At September 30, 2009, there was restricted cash of $1,512,199 and restricted investments of $1,118,982 held in an account at Southwest Securities. The account collateralizes securities trading and inventory accounts.

NOTE 4: INVESTMENTS

Investments are comprised of securities held-to-maturity and trading securities.

Securities Held-to-Maturity

Debt securities held-to-maturity are carried at the lower of costs or market. At September 30, 2009 there are no securities held-to-maturity.

Trading Securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise. Details of trading securities are as follows:

	Costs	Fair Value	Unrealized Gain (Loss)
2009	$ 968,929	$ 1,118,982	$ 150,053
2008	$ 1,401,766	$ 1,403,659	$ 1,893

NOTE 5: INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from zero to over twenty years and are carried at fair value. At September 30, 2009 and 2008, there were no material differences between cost and fair value.

NOTE 6: FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset, generally five to seven years. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2009	2008
Equipment	$ 223,398	$ 222,273
Furniture	54,177	54,177
Improvements	8,293	8,293
Accumulated depreciation	(234,640)	(219,640)
	$ 51,228	$ 65,103

NOTE 7: RELATED PARTY TRANSACTIONS

The company has a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. The agreement does not provide for interest on the outstanding balance. At September 30, 2009 and 2008, amounts due the company under the agreements were $0.00 and $0.00, respectively.

NOTE 8: DEPOSITS

At September 30, deposits consist of the following:

	2009	2008
Clearing agent deposit	$ 200,020	$ 199,797
Regulatory deposit	1,218	3,187
Rent	7,500	7,500
Total	$ 208,738	$ 210,484

NOTE 9: PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $130,134 and $135,075 for 2009 and 2008, respectively, represent the lesser of the maximum contribution allowed or 11% of participant compensation.

NOTE 10: INCOME TAXES

At September 30, 2009 and 2008, the financial statements reflected income taxes currently payable in the amount of $9,017 and $13,561, respectively, and a deferred tax asset (liability) in the amount of $94,009 and ($8,289), respectively. The deferred tax asset (liability) represents the estimated future tax consequences resulting from differences in book and tax depreciation methods, and limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Note 11 regarding accrued legal and settlement costs.

The components of income tax expense are as follows:

	2009		
	Federal	State	Total
Current expense	$ 199,025	$ 43,800	$ 242,825
Deferred benefit	(75,621)	-	(75,621)
Income tax expense (benefit)	$ 123,404	$ 43,800	$ 167,204

NOTE 10: INCOME TAXES CONTINUED

	2008		
	Federal	State	Total
Current expense	$ 261,457	$ 51,801	$ 313,258
Deferred expense	13,415	-	13,415
Penalty	456	-	456
Income tax expense (benefit)	$ 275,328	$ 51,801	$ 327,129

NOTE 11: COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space. Lease expires in April 2012. Rent expense under the lease totaled $156,744 and $141,287 for 2009 and 2008, respectively. At September 30, 2009 the aggregate liability under the lease is as follows:

2010	$ 139,108
2011	142,949
Thereafter	84,694
	$ 366,751

At September 30, 2009, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $212,900. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $212,900 under the caption "other accrued expenses".

At September 30, 2009, customer margin balances totaled $4,708,076. As of October 31, 2009, customer margin balances totaled $4,401,704.

NOTE 12: TREASURY STOCK

At September 30, 2009 treasury stock consisted of 458 shares of class A and 955 shares of class B redeemed by the Company at a total cost of $2,296,127. At September 30, 2008, treasury stock consisted of 423 shares of class A and 955 shares of class B redeemed by the Company at a total cost of $2,160,900.

NOTE 13: CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at one financial institution. Cash balances at the financial institution are insured by The Federal Deposit Insurance Corporation up to a maximum of $250,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 14: CLEARING AGENT

The Company utilizes the services of Southwest Securities, Inc., a wholly owned subsidiary of Southwest Securities Group, Inc. for all transactions requiring the use of a clearing agent. Southwest Securities Group, Inc. is a publicly held company located in Texas.

NOTE 15: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2009, the Company had net capital of $4,272,321, representing an excess over required net capital of $4,022,321. The ratio of aggregate indebtedness to net capital was 26% and 29% at September 30, 2009 and 2008, respectively.

SUPPLEMENTARY SCHEDULES

CALTON & ASSOCIATES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
Ownership equity	$ 4,227,057	$ 3,814,392
Net income (loss)	328,403	547,892
Dividends	-	-
Adjusted net worth	4,555,460	4,362,284
Subordinated loans	-	-
Total available capital	4,555,460	4,362,284
Non-allowable assets	(197,038)	(171,884)
Tentative net capital	4,358,422	4,190,400
Less haircuts:		
Stock/warrant	6	13,908
Federal, State, and Municipal securities	68,224	5,729
Other securities	17,871	76,559
Total haircuts	86,101	96,196
Net capital	4,272,321	4,094,204
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 4,022,321	$ 3,844,204
Aggregate indebtedness	$ 1,091,493	$ 1,227,673
Ratio of aggregate indebtedness to net capital	26%	29%

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period.	$ 341

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

CALTON & ASSOCIATES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
SEPTEMBER 30, 2009

1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.	$ 0
A) Number of items	0
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D.	$ 0
A) Number of items	0

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
SEPTEMBER 30, 2009

Net capital per FOCUS report	$ 4,324,532
Net statement of operations impact of audit adjustments	(52,211)
Net capital per supplementary schedule	$ 4,272,321

See independent auditors' report.

REQUIRED REPORTS

Raulerson, Coakley & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
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INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In planning and performing our audit of the financial statements of Calton & Associates, Inc. (a Florida Corporation), for the year ended September 30, 2009 in acordance with auditing standards generally acepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversly affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiences, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson, Coakley & Co., P.A.
Plant City, Florida
November 18, 2009

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Raulerson, Coakley & Company, P.A.
Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

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INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2009, which were agreed to by Calton & Accosiates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Calton & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Calton & Associates Inc.'s management is responsible for the Calton & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson, Coakley & Co., P.A.
Plant City, Florida
November 18, 2009

CALTON & ASSOCIATES, INC.
TAMPA, FLORIDA

ANNUAL AUDIT REPORT

SEPTEMBER 30, 2009